SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 3 FOR THE MONTH OF AUGUST 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

1. On August 12, 2008, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report giving notice of the convening of a Special General Meeting of the Bank which will take place on September 17, 2008, at the Bank's offices at 82 Menachem Begin Road, Tel Aviv.

     A translation of the notice sent to the registered shareholders, is included as Exhibit 1 to this Form 6-K.

2.

     a. As previously reported, on July 31,2008, the Bank issued an Immediate Report concerning the Board of Directors' resolution to approve the amendment of Section 7 (6) of the Articles of Incorporation of the Bank (hereinafter: "THE ARTICLES").

     b. On August 13, 2008, the Bank issued an Immediate Report concerning a transaction in which the controlling shareholder (the State of Israel) has a personal interest.

     c. The transaction involves the Bank's Class B'1 shares, the holders of which, according to Section 7 (6) of the Articles, are entitled to receive upon liquidation of the Bank (and after the payment of the debts to the Bank's creditors, return of paid-up capital and payment of dividends in arrears) certain linkage differentials paid to the Bank by the Ministry of Finance for the Bank's perpetual deposits (hereinafter:"THE LINKAGE DIFFERENTIALS") UPON THE BANK'S LIQUIDATION.

     d. As previously reported, on July 6, 2008, the Bank filed an application to Court to approve an arrangement between the Bank and its shareholders. If this arrangement is approved by the shareholders and the Court, the perpetual deposits will be returned to the Bank along with the Linkage Differentials, all this PRIOR TO THE LIQUIDATION OF THE BANK.

     e. Therefore, in order to preserve the rights of the holders of B'1 shares to the Linkage Differentials prior to liquidation, Section 7
          (6) of the Articles need to be amended to include the payment of the Linkage Differentials even if it took place prior to liquidation.

     f. The State of Israel has a personal interest in this transaction since the proposed amendment applies to a share that it holds.

     g. The Board of Directors has authorized the Chairman of the Board to fix the date on which to convene a general meeting to approve the above amendment.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the arrangement and compromise scheme between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, about which the Bank filed an application for the approval of the court; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: August 14, 2008                       By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel


                                            By: /s/ Natan Atlas
                                            ------------------------
                                            Natan Atlas
                                            General Secretary